UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 26, 2010**

MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 26, 2010, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2010. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (c) Exhibits

        99   News release issued by Meredith Corporation dated October 26, 2010, reporting financial results for the first fiscal quarter ended September 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph H. Ceryanec

Joseph H. Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: October 26, 2010

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated October 26, 2010, reporting financial results for the first fiscal quarter ended September 30, 2010.

<u>**MEREDITH REPORTS STRONG FISCAL 2011 FIRST QUARTER EARNINGS GROWTH**</u>

Television and digital advertising revenue growth drives earnings per share increase of 40 percent

DES MOINES, IA (October 26, 2010) - Meredith Corporation **(NYSE: MDP)**, the leading media and marketing company serving American women, today reported that fiscal 2011 first quarter earnings per share increased 40 percent to $0.56, compared to $0.40 in the year-ago period. Revenues rose 4 percent to $344 million.

Fiscal 2011 first quarter highlights included:

- A 7 percent increase in total Company advertising revenues;

- Television spot advertising revenue growth of 27 percent, including $12 million in net political advertising and an 8 percent increase in non-political advertising;

- Higher magazine net advertising revenues per page, and more than 20 percent growth in online revenues across Meredith's national websites;

- Strong revenue growth from businesses not dependent on advertising including Meredith Integrated Marketing (+7 percent) and Brand Licensing (+17 percent); and

- A decline in total Company expenses, even with increased investment in emerging media platforms, including mobile and eTablets.

"We're off to a great start in fiscal 2011, with first quarter profit growth of 40 percent driven by record demand for political advertising, as well as strong non-political advertising growth at our Local Media Group properties," said Meredith Chairman and Chief Executive Officer Stephen M. Lacy. "At the same time, our National Media Group increased magazine advertising rates per page, grew digital advertising revenues, and posted strong revenue growth in businesses not dependent on advertising. We also reduced total company expenses 1 percent, on top of an 8 percent decline in the year-ago period."

OPERATING DETAIL

<u>**LOCAL MEDIA GROUP**</u>

Fiscal 2011 first quarter Local Media Group operating profit rose significantly to $17 million from $2 million in the year-ago period. Revenues rose 25 percent to $76 million.

Looking more closely at advertising performance in the first quarter of fiscal 2011:

- Political advertising revenues were $12 million, a record high for a Meredith fiscal first quarter, led by strong political spending in the Hartford, Las Vegas and Nashville markets.

- Non-political revenues rose 8 percent to $58 million. Performance was particularly strong at Meredith's stations in Hartford, Phoenix and Las Vegas.

- Eight of Meredith's 10-largest non-political advertising categories grew revenues, led by automotive, retail and media-related advertisers.

"At Meredith, we continue to deliver strong advertising revenue growth, including the development and successful execution of innovative sales programs targeting non-traditional local television advertisers," Lacy said. "Local broadcast television remains the most effective way for advertisers to efficiently reach large consumer audiences and drive them to retail."

Meredith delivered strong ratings during the most recent July measurement period. Of note, Meredith's:

- CBS affiliate in Hartford was once again No. 1 in all newscasts, as well as sign-on to sign-off.

- NBC affiliate in Nashville was No. 2 in both late news and sign-on to sign-off, and also posted growth in morning news.

- CBS affiliates in Atlanta and Phoenix, and Fox affiliates in Greenville and Las Vegas, all grew evening news viewers.

Meredith Video Studios fiscal 2011 first quarter revenues also grew as the daily *Better* syndicated television show increased its carriage to approximately 80 markets reaching nearly 60 percent of U.S. TV households. In November, *Better* will launch on KCAL in Los Angeles - the nation's second-largest television market - giving the show a presence in four of the top five markets in the country.

NATIONAL MEDIA GROUP

Fiscal 2011 first quarter National Media Group operating profit rose slightly from the year-ago period to $39 million. Revenues were $268 million, compared to $272 million in the year-ago period.

Looking more closely at fiscal 2011 first quarter advertising performance:

- Total advertising revenues were $136 million, approximately even with the year-ago period, on higher net advertising revenue per magazine page. Meredith was cycling against its strongest quarter of industry outperformance (nearly 30 percentage points) in the prior-year period, according to Publishers Information Bureau data.

- Online advertising revenues increased 21 percent, led by growth in the pharmaceutical, consumer packaged goods and retail categories.

Circulation revenues declined 4 percent in the first quarter of fiscal 2011, as expected, due primarily to Meredith's strategic decision in January 2010 to reposition its Special Interest Media business. Special Interest Media profit increased significantly in the quarter over the year-ago period as a result of the repositioning.

Meredith continued to expand its consumer connection during the first quarter of fiscal 2011 as demonstrated by:

- Audience gains for Meredith's measured magazines, up 3 percent according to the most recent data from Mediamark Research and Intelligence. It currently stands at 113 million readers.

- Traffic to Meredith's digital properties. Monthly average unique visitors across Meredith's National Media websites were 16 million and monthly page views averaged 200 million. Monthly unique visitors from mobile devices to the new Better Homes and Gardens, Parents and Fitness mobile sites combined averaged nearly 1 million during the first full quarter of operation, while page views averaged approximately 6 million.

- Continued expansion of the Better Homes and Gardens-branded line of home products sold at Walmart. Today, the program encompasses approximately 2,500 SKUs, up from approximately 1,500 in the year-ago period. A new line of high-quality cookware and small appliances debuted earlier this month.

Meredith Integrated Marketing's fiscal 2011 first quarter revenues rose 7 percent. Growth was driven by a cross-platform approach incorporating content development, CRM, digital and social capabilities for new and existing clients, including Lowe's, SunTrust Bank and Chrysler.

"The relevance of our national brands to consumers and marketers alike continues to increase," Lacy said. "We remain focused on growing our already very strong connection to American women across multiple platforms - including print, online, mobile, social, events and licensed products sold at retail - and providing clients with innovative marketing solutions to reach their target audiences."

National Media Group fiscal 2011 first quarter operating expenses declined 2 percent as efforts to improve efficiencies continued to be realized.

OTHER FINANCIAL INFORMATION

Meredith generated $27 million in cash flow from operations and reduced its total debt to $285 million during the first quarter of fiscal 2011. The weighted average interest rate on Meredith's debt was 4.7 percent, and its debt-to-EBITDA ratio was 1.1 to 1 at Sept. 30, 2010.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached condensed consolidated statements of earnings.

OUTLOOK

Meredith expects fiscal 2011 second quarter earnings per share to range from $0.75 to $0.80. Looking more closely at the second quarter of fiscal 2011 compared to the year-ago period:

- Total Company advertising revenues are expected to increase in the low double digits.

- Local Media Group non-political advertising revenues are expected to increase in the low- to mid-single digit range. The Company expects net political advertising revenues to range from $15-$18 million. Depending on the strength of political advertising and its related impact on total advertising inventory, non-political advertising results may differ from management's current expectations.

- National Media Group advertising revenues are expected to increase in the low- to mid-single digit range.

Meredith expects fiscal 2011 full year earnings per share will range from $2.50 to $2.75. Looking more closely at full year fiscal 2011:

- Meredith continues to face a volatile advertising environment impacted by the uncertain economic climate.

- The Company expects high-single-digit increases in paper prices, and modest increases in postal rates.

- Meredith continues to expect investment spending of approximately $5-6 million related to the development of the eTablet platform.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the second fiscal quarter and full year of fiscal 2011. These uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on October 26, 2010 at 11:00 a.m. EDT to discuss first quarter fiscal 2011 results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for one week. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP MEASURES

Management uses and presents GAAP and non-GAAP results to evaluate and communicate the performance of the Company. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Meredith does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures.

Reconciliations of non-GAAP to GAAP measures are included in the attached table. The attached condensed consolidated financial statements and reconciliation table will be made available at www.meredith.com.

SAFE HARBOR

This release contains forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this announcement that are forward-looking include, but are not limited to, the statements regarding advertising revenues, paper and postage costs and investment spending, along with the Company's earnings per share outlook for the second fiscal quarter and full year fiscal 2011.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** is the leading media and marketing company serving American women. Meredith features multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Ladies' Home Journal, Fitness, More and American Baby - along with local television brands in fast-growing markets. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, health and wellness and self-development. Meredith uses multiple distribution platforms - including print, television, online, mobile and video - to give consumers content they desire and to deliver the messages of its marketing partners. Additionally, Meredith uses its many assets to create powerful custom marketing solutions for many of the nation's top brands and companies. Meredith has significantly added to its capabilities in this area through the acquisition of cutting-edge companies in areas such as digital, mobile, word-of-mouth, social and database marketing.

-- # # # # --

Shareholder/Financial Analyst Contact:	**Media Contact:**
Mike Lovell	Art Slusark
Director of Investor Relations	Vice President/Corporate Communications
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@Meredith.com	E-mail: Art.Slusark@Meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

Three Months Ended September 30,		2010		2009
(In thousands except per share data)				
Revenues				
Advertising	$	205,503	$	191,816
Circulation		66,928		69,879
All other		71,991		70,720
Total revenues		344,422		332,415
Operating expenses				
Production, distribution, and editorial		143,633		151,093
Selling, general, and administrative		143,402		139,637
Depreciation and amortization		9,787		10,103
Total operating expenses		296,822		300,833
Income from operations		47,600		31,582
Interest income		11		10
Interest expense		(3,522)		(5,041)
Earnings before income taxes		44,089		26,551
Income taxes		(18,382)		(8,210)
Net earnings	$	25,707	$	18,341
Basic earnings per share	$	0.57	$	0.41
Basic average shares outstanding		45,483		45,158
Diluted earnings per share	$	0.56	$	0.40
Diluted average shares outstanding		45,748		45,317
Dividends paid per share	$	0.230	$	0.225

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Three Months Ended September 30,		2010		2009
(In thousands)				
Revenues				
National media group				
Advertising	$	136,180	$	137,202
Circulation		66,928		69,879
Other revenues		65,289		64,523
Total national media group		268,397		271,604
Local media group				
Non-political advertising		57,748		53,671
Political advertising		11,575		943
Other revenues		6,702		6,197
Total local media group		76,025		60,811
Total revenues	$	344,422	$	332,415
Operating profit				
National media group	$	39,048	$	38,593
Local media group		16,728		2,400
Unallocated corporate		(8,176)		(9,411)
Income from operations	$	47,600	$	31,582
Depreciation and amortization				
National media group	$	3,354	$	3,507
Local media group		5,928		6,122
Unallocated corporate		505		474
Total depreciation and amortization	$	9,787	$	10,103
EBITDA [1]				
National media group	$	42,402	$	42,100
Local media group		22,656		8,522
Unallocated corporate		(7,671)		(8,937)
Total EBITDA [1]	$	57,387	$	41,685

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets		September 30, 2010		June 30, 2010
(In thousands)				
Current assets				
Cash and cash equivalents	$	21,663	$	48,574
Accounts receivable, net		231,960		223,630
Inventories		25,100		26,807
Current portion of subscription acquisition costs		57,607		57,917
Current portion of broadcast rights		14,985		5,423
Other current assets		16,746		19,076
Total current assets		368,061		381,427
Property, plant, and equipment		451,103		450,966
Less accumulated depreciation		(268,275)		(263,964)
Net property, plant, and equipment		182,828		187,002
Subscription acquisition costs		53,749		55,228
Broadcast rights		2,454		2,977
Other assets		53,074		59,138
Intangible assets, net		556,022		552,210
Goodwill		498,388		489,334
Total assets	$	1,714,576	$	1,727,316

Liabilities and Shareholders' Equity				
Current liabilities				
Current portion of long-term debt	$	50,000	$	50,000
Current portion of long-term broadcast rights payable		18,849		9,892
Accounts payable		68,645		109,897
Accrued expenses and other liabilities		113,658		109,225
Current portion of unearned subscription revenues		161,199		159,292
Total current liabilities		412,351		438,306
Long-term debt		235,000		250,000
Long-term broadcast rights payable		8,591		8,961
Unearned subscription revenues		126,451		130,699
Deferred income taxes		122,008		114,240
Other noncurrent liabilities		104,479		96,765
Total liabilities		1,008,880		1,038,971
Shareholders' equity				
Common stock		36,492		36,329
Class B stock		9,064		9,086
Additional paid-in capital		67,660		66,311
Retained earnings		619,828		604,624
Accumulated other comprehensive loss		(27,348)		(28,005)
Total shareholders' equity		705,696		688,345
Total liabilities and shareholders' equity	$	1,714,576	$	1,727,316

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Three Months Ended September 30,	2010	2009
(In thousands)		
Net cash provided by operating activities	$ 27,122	$ 29,043
Cash flows from investing activities		
Acquisitions of businesses	(25,020)	(5,124)
Additions to property, plant, and equipment	(2,910)	(8,101)
Net cash used in investing activities	(27,930)	(13,225)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	12,500	75,000
Repayments of long-term debt	(27,500)	(95,000)
Purchases of Company stock	(5,523)	(18)
Dividends paid	(10,503)	(10,209)
Proceeds from common stock issued	4,746	713
Excess tax benefits from share-based payments	228	67
Other	(51)	(22)
Net cash used in financing activities	(26,103)	(29,469)
Net decrease in cash and cash equivalents	(26,911)	(13,651)
Cash and cash equivalents at beginning of period	48,574	27,910
Cash and cash equivalents at end of period	$ 21,663	$ 14,259

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings from continuing operations before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.

	Three Months Ended September 30, 2010			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 268,397	$ 76,025	$ —	$ 344,422
Operating profit	$ 39,048	$ 16,728	$ (8,176)	$ 47,600
Depreciation and amortization	3,354	5,928	505	9,787
EBITDA	$ 42,402	$ 22,656	$ (7,671)	57,387
Less:				
Depreciation and amortization				(9,787)
Net interest expense				(3,511)
Income taxes				(18,382)
Net earnings				$ 25,707
Segment EBITDA margin	15.8%	29.8%		

	Three Months Ended September 30, 2009			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 271,604	$ 60,811	$ —	$ 332,415
Operating profit	$ 38,593	$ 2,400	$ (9,411)	$ 31,582
Depreciation and amortization	3,507	6,122	474	10,103
EBITDA	$ 42,100	$ 8,522	$ (8,937)	41,685
Less:				
Depreciation and amortization				(10,103)
Net interest expense				(5,031)
Income taxes				(8,210)
Net earnings				$ 18,341
Segment EBITDA margin	15.5%	14.0%		